Exhibit (a)(1)(G)

Notice to Eligible Participants Regarding Expiration of Offer Period

To:	All Eligible Option Holders

From:	Bazaarvoice, Inc.

Date:	August 2, 2016

Subject:	Expiration of Offer to Exchange

As of 11:00 p.m. Central Time on August 2, 2016, we closed the Bazaarvoice, Inc. offer to exchange some or all of your outstanding eligible options for a lesser number of new options, subject to a new vesting schedule (referred to as the “offer”). If you were an eligible option holder who properly elected to participate in the offer by exchanging some or all of your eligible option grants and did so by the deadline, your elected eligible option grants have been accepted for participation in the offer. Such options have been cancelled and you no longer have any rights with respect to those options. You have been granted new options in exchange for the cancelled options, in accordance with the terms and conditions of the offer.

As described in the offer documents, you will receive option agreement(s) for the new options that have been granted to you in exchange for your properly tendered and cancelled options.

If you have any questions, please contact:

Kin Gill, Chief Legal Officer, General Counsel and Secretary

Bazaarvoice, Inc.

10901 Stonelake Blvd.

Austin, Texas 78759

Phone: (512) 551-6094

E-mail: optionexchange@bazaarvoice.com.